UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                     (Amendment No.1 and Amendment No.3)*


                         QUESTCOR PHARMACEUTICALS INC.

------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   232808105
------------------------------------------------------------------------------
                                (CUSIP Number)

                            Joseph J. Giunta, Esq.
------------------------------------------------------------------------------
                   Skadden, Arps, Slate, Meagher & Flom LLP
                            300 South Grand Avenue
                             Los Angeles, CA 90071
                                (213) 687-5000
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 16, 2003
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------------------------------------------------------------

CUSIP No. 232808105
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudio Cavazza
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          (b)

------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                    PF, AF
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         2,656,781
          SHARES                 ---------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          10,698,712
          EACH                   ---------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       2,656,781
                                 ---------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  13,355,493
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    32.11%

------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 232808105
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Paolo Cavazza
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b)

------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                    PF, AF
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         2,656,782
          SHARES                 ---------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          11,147,812
          EACH                   ---------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       2,656,782
                                 ---------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            11,147,812

------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  13,804,594
------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    33.19%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------


CUSIP No. 232808105
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finanziaria SpA
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          (b)

------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                      AF
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                ----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          10,698,712
          EACH
          REPORTING             ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0
                                ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712

------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  10,698,712
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.29%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------------------------------------------------------------

CUSIP No. 232808105
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma Tau International S.A.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                        (b)

------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                      WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Luxembourg
------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                ----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          10,698,712
          EACH
          REPORTING             ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0
                                ----------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712

------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  10,698,712
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    26.29%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------------------------------------------------------------

CUSIP No. 232808105
------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Defiante Farmaceutica L.D.A.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)
                                                                            (b)

------------------------------------------------------------------------------
3        SEC USE ONLY


------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                      WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Portugal
------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES                ----------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          2,025,315
          EACH
          REPORTING             ----------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0
                                ----------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            2,025,315

------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,025,315

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    4.98%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
------------------------------------------------------------------------------

                              Amendment No. 1 and
                              Amendment No. 3 to
                           Statement on Schedule 13D

            This Amendment No. 1 (the "Amendment No. 1") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 25, 2002 (the "Sigma/Defiante Schedule 13D"). This Amendment No. 3 (the "Amendment No. 3," and together with the Amendment No. 1, this "Statement") amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the "Cavazza/Sigma Schedule 13D," and together with the Sigma/Defiante
Schedule 13D, the "Schedule 13Ds"), as amended.


Item 1.     Security and Issuer.
            -------------------

       Item 1 of the Schedule 13Ds are hereby amended as follows:

            The class of equity securities to which this Statement relates is the common stock, no par value (the "Common Stock"), of Questcor
Pharmaceuticals Inc., a California corporation ("Questcor"). The principal executive offices of Questcor are located at 3620 Whipple Road, Union City, California, 94587.

Item 2.     Identity and Background.
            -----------------------

       Item 2 of the Schedule 13Ds are hereby amended as follows:

            This Amendment No. 1 is being filed on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica L.D.A., a Portuguese corporation ("Defiante") (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 3 is being filed on behalf of Sigma Tau International S.A., a Luxembourg corporation ("Sigma Tau International") (formerly known as Sigma-Tau Finance Holding S.A.), Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza," and together with Mr. C. Cavazza, Sigma Tau International, Defiante and Sigma Tau, the "Reporting Persons"). Sigma Tau owns 100% of the capital stock of Sigma Tau International and 58% of the capital stock of Defiante. Sigma Tau International owns 42% of the capital stock of Defiante, which it obtained pursuant to an intercompany transfer during fall of 2002. Mr. C. Cavazza owns, directly and indirecty, 60% of Sigma Tau and Mr. P. Cavazza owns, directly and indirectly, 40% of Sigma Tau.

            The business address of Mr. C. Cavazza and Sigma Tau is Via Sudafrica, 20, 00144 Rome, Italy. Mr. C. Cavazza's principal occupation is as an entrepreneur in the pharmaceutical business. The principal business of Sigma Tau is as a parent holding company whose principal assets consists of the common stock of its subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa.

            The business address of Mr. P. Cavazza is Via Tesserete, 10, Lugano, Switzerland. Mr. P. Cavazza's principal occupation is as an entrepreneur in the pharmaceutical business.

            The business address of Sigma Tau International is 19-21 Boulevard du Prince Henri, L-1724, Luxembourg. Sigma Tau International is a holding company whose principal assets consist of the common stock of various entities mainly in the pharmaceutical industry.

            The business address of Defiante is Rua dos Ferreiros, 260 Funchal-Madeira, Portogallo 9000-082. Defiante is a commercial pharmaceutical company.

            The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of Sigma-Tau, Sigma Tau International and Defiante are set forth in Schedule A hereto. Neither the Reporting Persons nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

       Item 3 of the Schedule 13Ds are hereby amended to add the following:

            From March 14, 2002 through the date hereof, Sigma Tau International used its working capital to acquire ownership of the following shares of Common Stock:

------------------------------------- ------------ -----------------------------
          Date of Purchase               Amount           Price per share
------------------------------------- ------------ -----------------------------
              3/14/02                    5,000               $1.6374
------------------------------------- ------------ -----------------------------
              3/15/02                    5,000               $1.7450
------------------------------------- ------------ -----------------------------
              3/18/02                    5,000               $1.8642
------------------------------------- ------------ -----------------------------
              3/19/02                   10,000               $1.8492
------------------------------------- ------------ -----------------------------
              3/20/02                   10,000               $1.8156
------------------------------------- ------------ -----------------------------
              3/21/02                   10,000               $1.8200
------------------------------------- ------------ -----------------------------
              3/22/02                   10,000               $1.8230
------------------------------------- ------------ -----------------------------
              3/25/02                   10,000               $1.7912
------------------------------------- ------------ -----------------------------
              3/26/02                   10,000               $1.8455
------------------------------------- ------------ -----------------------------
              3/27/02                   10,000               $1.8393
------------------------------------- ------------ -----------------------------
              3/28/02                   10,000               $1.9439
------------------------------------- ------------ -----------------------------
              4/01/02                   10,000               $1.9358
------------------------------------ ------------ -----------------------------
              4/02/02                   10,000               $1.9650
------------------------------------- ------------ -----------------------------
              4/03/02                   10,000               $1.9547
------------------------------------- ------------ -----------------------------
              4/04/02                   10,000               $1.9462
------------------------------------ ------------ -----------------------------
              4/05/02                   10,000               $2.0039
------------------------------------- ------------ -----------------------------
              4/08/02                   10,000               $1.9865
------------------------------------- ------------ -----------------------------
              4/09/02                   10,000               $2.0354
------------------------------------- ------------ -----------------------------
              4/10/02                   10,000               $1.9338
------------------------------------- ------------ -----------------------------
              4/11/02                   10,000               $1.9385
------------------------------------- ------------ -----------------------------
              4/12/02                   10,000               $1.9698
------------------------------------- ------------ -----------------------------
              4/15/02                   10,000               $1.9616
------------------------------------- ------------ -----------------------------
              4/16/02                   10,000               $1.9249
------------------------------------- ------------ -----------------------------
              5/15/02                    5,000               $1.7482
------------------------------------- ------------ -----------------------------
              5/16/02                    5,000               $1.7626
------------------------------------- ------------ -----------------------------
              5/17/02                    5,000               $1.7158
------------------------------------- ------------ -----------------------------
              5/20/02                    5,000               $1.6418
------------------------------------- ------------ -----------------------------
              5/21/02                   10,000               $1.7000
------------------------------------- ------------ -----------------------------
              5/21/02                   10,000               $1.6000
------------------------------------- ------------ -----------------------------
              5/22/02                   10,000               $1.5980
------------------------------------- ------------ -----------------------------
              5/23/02                   10,000               $1.6500
------------------------------------- ------------ -----------------------------
              5/24/02                   10,000               $1.6500
------------------------------------- ------------ -----------------------------
              5/28/02                   10,000               $1.6500
------------------------------------- ------------ -----------------------------
              5/29/02                   10,000               $1.6600
------------------------------------- ------------ -----------------------------
              5/29/02                   10,000               $1.6100
------------------------------------- ------------ -----------------------------
              5/30/02                    8,200               $1.6100
------------------------------------- ------------ -----------------------------
              5/31/02                   10,000               $1.6600
------------------------------------- ------------ -----------------------------
              6/03/02                   10,000                $1.660
------------------------------------- ------------ -----------------------------
              6/04/02                   10,000                $1.680
------------------------------------- ------------ -----------------------------
              6/04/02                   10,000                $1.630
------------------------------------- ------------ -----------------------------
              6/06/02                   10,000                $1.550
------------------------------------- ------------ -----------------------------
              6/07/02                   20,000                $1.500
------------------------------------- ------------ -----------------------------
              6/11/02                   10,000                $1.450
------------------------------------- ------------ -----------------------------
              6/12/02                   10,000                $1.400
------------------------------------- ------------ -----------------------------
              6/24/02                   10,000                $1.400
------------------------------------- ------------ -----------------------------
              6/26/02                   10,000                $1.300
------------------------------------- ------------ -----------------------------
              7/03/02                   10,000               $1.2000
------------------------------------- ------------ -----------------------------
              7/10/02                   10,000               $1.0000
------------------------------------- ------------ -----------------------------
              7/10/02                   10,000               $1.1000
------------------------------------- ------------ -----------------------------
              7/18/02                    5,000               $1.1958
------------------------------------- ------------ -----------------------------
              7/19/02                    5,000               $1.1984
------------------------------------- ------------ -----------------------------
              7/22/02                    5,000               $1.1068
------------------------------------- ------------ -----------------------------
              7/22/02                   10,000               $1.1000
------------------------------------- ------------ -----------------------------
              8/22/02                    5,000               $1.1000
------------------------------------- ------------ -----------------------------
              8/23/02                    5,000               $1.1000
------------------------------------- ------------ -----------------------------
              8/27/02                    2,600               $1.1000
------------------------------------- ------------ -----------------------------


            In addition, from March 1, 2002 through the date hereof, Mr. P. Cavazza obtained beneficial ownership of the following shares of Common Stock through his ownership of Aptafin S.p.A., which acquired the shares with its working capital:

------------------------------------- ------------ -----------------------------
          Date of Purchase              Amount           Price per share
------------------------------------- ------------ -----------------------------
              3/01/02                   10,000                $1.600
------------------------------------- ------------ -----------------------------
              3/01/02                    4,800                $1.550
------------------------------------- ------------ -----------------------------
              3/05/02                    5,200                $1.550
------------------------------------- ------------ -----------------------------
              3/05/02                   10,000                $1.450
------------------------------------- ------------ -----------------------------
              3/07/02                    9,500                $1.530
------------------------------------- ------------ -----------------------------
              3/07/02                     500                 $1.460
------------------------------------- ------------ -----------------------------
              3/13/02                    9,500                $1.500
------------------------------------- ------------ -----------------------------
              3/13/02                     500                 $1.480
------------------------------------- ------------ -----------------------------
              3/18/02                    6,400                $1.860
------------------------------------- ------------ -----------------------------
              3/18/02                    3,600                $1.850
------------------------------------- ------------ -----------------------------
              3/22/02                    7,500                $1.830
------------------------------------- ------------ -----------------------------
              3/22/02                    2,500                $1.810
------------------------------------- ------------ -----------------------------
              5/16/02                    6,500               $1.7000
------------------------------------- ------------ -----------------------------
              5/17/02                    3,500               $1.7000
------------------------------------- ------------ -----------------------------
              5/20/02                   10,000               $1.6500
------------------------------------- ------------ -----------------------------
              5/21/02                   10,000               $1.6000
------------------------------------- ------------ -----------------------------
              8/26/02                    5,000                $1.150
------------------------------------- ------------ -----------------------------

            Sigma Tau International obtained beneficial ownership of 2,025,315 shares of Common Stock pursuant to an intercompany transfer of 42% of Defiante from Sigma Tau during fall of 2002.

Item 4.     Purpose of the Transaction.
            --------------------------

       Item 4 of the Schedule 13Ds are hereby amended as follows:

            The Reporting Persons originally acquired the shares reported herein to gain an equity investment interest in Questcor. The Reporting Persons evaluate on an ongoing basis Questcor's financial condition, business operations and prospects. To enable them to better make such evaluations, Mr. Mauro Bove ("Mr. Bove"), on behalf of the Reporting Persons, had a telephonic conversation on January 16, 2003 with Mr. Charles Casamento ("Mr. Casamento"), Chairman, President and CEO of Questcor, requesting representation on the Questcor Board of Directors (the "Board"). Specifically, Mr. Bove requested an increase in the number of directors of Questcor by two, such directors to be nominated by the Reporting Persons and elected by the Board as soon as possible (the "Request"). Mr. Casamento informed Mr. Bove that he will discuss the Request with the Board during the next meeting of the Board to be held on January 24, 2003. Upon conclusion of the meeting, Mr. Casamento will advise Mr. Bove of the Board's decision.

            Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.     Interest in Securities of Questcor.
            ----------------------------------

         Item 5 of the Schedule 13Ds are hereby amended as follows:

         (a) Percentage interest calculations for the Reporting Persons are based upon Questcor having 38,672,583 shares of Common Stock outstanding as of November 7, 2002, as reported by the Issuer in the Issuer's Form 10-Q for the quarterly period ended September 30, 2002 filed with the SEC on November 12, 2002.

            Mr. C. Cavazza
            --------------

            Pursuant to Rule 13d-3 of the Act, Mr. C. Cavazza may be deemed to be the beneficial owner of 13,355,493 shares of Common Stock, which constitutes approximately 32.11% of the shares of Common Stock outstanding.

            Mr. P. Cavazza
            --------------

            Pursuant to Rule 13d-3 of the Act, Mr. P. Cavazza may be deemed to be the beneficial owner of 13,804,594 shares of Common Stock, which constitutes approximately 33.19% of the shares of Common Stock outstanding.

            Sigma Tau International
            -----------------------

            Pursuant to Rule 13d-3 of the Act, Sigma Tau International may be deemed to be the beneficial owner of 10,698,712 shares of Common Stock, which constitutes approximately 26.29% of the shares of Common Stock outstanding.

            Sigma Tau
            ---------

            Pursuant to Rule 13d-3 of the Act, Sigma Tau may be deemed to be the beneficial owner of 10,698,712 shares of Common Stock, which constitutes approximately 26.29% of the shares of Common Stock outstanding.

            Defiante
            --------

            Pursuant to Rule 13d-3 of the Act, Defiante may be deemed to be the beneficial owner of 2,025,315 shares of Common Stock, which constitutes approximately 4.98% of the shares of Common Stock outstanding.

       Except as set forth above, none of the Reporting Persons nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

       (b)  Mr. C. Cavazza
            --------------

            The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to vote or direct the vote is 2,656,781. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to vote or direct the vote is 10,698,712. The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 2,656,781. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 10,698,712.

            Mr. P. Cavazza
            --------------

            The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to vote or direct the vote is 2,656,782. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to vote or direct the vote is 11,147,812. The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is 2,656,782. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 11,147,812.

            Sigma Tau International
            -----------------------

            The number of shares of Common Stock as to which Sigma Tau International has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to vote or direct the vote is 10,698,712. The number of shares of Common Stock as to which Sigma Tau International has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to dispose or direct the disposition is 10,698,712.

            Sigma Tau
            ---------

            The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 10,698,712. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 10,698,712.

            Defiante
            --------

            The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 2,025,315. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 2,025,315.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities
            of Questcor.
            ------------------------------------------

            Except as previously disclosed in the Schedule 13Ds or set forth in this Statement, to the best knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Questcor, including but not limited to, transfer or voting of any of the securities of Questcor, finders fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Questcor.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            EXHIBIT 1 - Joint Filing Agreement dated January 17, 2003 by and between the Reporting Persons.




                                  Signatures
                                  ----------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  January 17, 2003


                                          CLAUDIO CAVAZZA


                                          By:     /s/ CLAUDIO CAVAZZA
                                               ---------------------------
                                               Name:  Claudio Cavazza



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  January 17, 2003


                                          PAOLO CAVAZZA


                                          By:     /s/ PAOLO CAVAZZA
                                               ---------------------------
                                               Name:  Paolo Cavazza



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  January 17, 2003


                                          SIGMA-TAU FINANZIARIA SPA


                                          By:     /s/ MARIO ARTALI
                                               ---------------------------
                                               Name: Mario Artali
                                               Title: Managing Director



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  January 17, 2003


                                          SIGMA-TAU INTERNATIONAL S.A.


                                          By:     /s/ ANTONIO NICOLAI
                                               ---------------------------
                                               Name:  Antonio Nicolai
                                               Title: Director


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  January 17, 2003


                                          DEFIANTE FARMACEUTICA L.D.A.


                                          By:     /s/ RAFFAELE SANGUIGNI
                                               ---------------------------
                                               Name:  Raffaele Sanguigni
                                               Title: Director


            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  Schedule A

                       EXECUTIVE OFFICERS AND DIRECTORS
                       --------------------------------


                           Sigma-Tau Finanziaria SpA
                           -------------------------


         NAME                    ADDRESS               TITLE         CITIZENSHIP
         ----                    -------               -----         -----------
   Claudio Cavazza          via Sudafrica,20,         President        Italian
                            Rome Italy-00144

     Mario Artali           via Sudafrica,20,         Managing         Italian
                            Rome Italy-00144          Director

   Antonio Nicolai          via Sudafrica,20,         Director         Italian
                            Rome Italy-00144

Vittorio Ripa di Meana      via Sudafrica,20,         Director         Italian
                            Rome Italy-00144

      Mauro Bove            via Sudafrica,20,         Director         Italian
                            Rome Italy-00144

    Piero Belletti          via Sudafrica,20,         Director         Italian
                            Rome Italy-00144

                                  Schedule A
                                  ----------


                       EXECUTIVE OFFICERS AND DIRECTORS


                         Sigma-Tau International S.A.
                         ----------------------------

         NAME                     ADDRESS             TITLE          CITIZENSHIP
         ----                     -------             -----          -----------
     Mario Artali            via Sudafrica,20,      President           Italian
                             Rome Italy-00144

    Jean-Marc Leonard        19-21 Boulevard        Director          Luxembourg
                             du Prince Henri
                            L-1724 Luxembourg

    Luca Checchinato        19-21 Boulevard du      Director          Luxembourg
                               Prince Henri
                            L-1724 Luxembourg

     Antonio Nicolai        via Sudafrica,20,       Director           Italian
                             Rome Italy-00144

       Mauro Bove           via Sudafrica,20,       Director           Italian
                             Rome Italy-00144

     Gustave Stoffel         Avenue Pasteur,6       Director          Luxembourg
                            LP-2310 Luxembourg

      Maryse Santini        19-21 Boulevard du      Director          Luxembourg
                               Prnce Henri
                             L-1724 Luxembourg

                                  Schedule A
                                  ----------


                       EXECUTIVE OFFICERS AND DIRECTORS
                       --------------------------------


                         Defiante Farmaceutica L.D.A.
                         ----------------------------

           NAME                         ADDRESS                    TITLE           CITIZENSHIP
           ----                         -------                    -----           -----------
     Antonio Nicolai               via Sudafrica,20,              Director           Italian
                                   Rome Italy-00144

    Raffaele Sanguigni            Rua dos Ferreiros,              Director           Italian
                                    260 - Funchal -
                              Madeira - Portugal 9000-082

    Antonio Guilherme             Rua dos Ferreiros,              Director          Portuguese
Rodrigues Frutuoso de Melo          260 - Funchal -
                              Madeira - Portugal 9000-082

     Pedro Moreira da             Rua dos Ferreiros,              Director          Portuguese
       Cruz Quintas                 260 - Funchal -
                              Madeira - Portugal 9000-082

   Carla Emanuel Arruda           Rua dos Ferreiros,              Director          Portuguese
     Jardim Fernandes               260 - Funchal -
                              Madeira - Portugal 9000-082

                                                                       EXHIBIT 1

                            JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on the Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc. dated as of January 17, 2003 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.



Dated:  January 17, 2003            CLAUDIO CAVAZZA


                                    By:   /s/ CLAUDIO CAVAZZA
                                          ----------------------------
                                          Name:  Claudio Cavazza



Dated:  January 17, 2003            PAOLO CAVAZZA


                                    By:   /s/ PAOLO CAVAZZA
                                          ----------------------------
                                          Name:  Paolo Cavazza



Dated:  January 17, 2003            SIGMA TAU FINANZIARIA SPA


                                    By:      /s/ MARIO ARTALI
                                          ----------------------------
                                          Name:  Mario Artali
                                          Title: Managing Director


Dated:  January 17, 2003            SIGMA TAU International S.A.


                                    By:   /s/ ANTONIO NICOLAI
                                          ----------------------------
                                          Name:  Antonio Nicolai
                                          Title: Director



Dated:  January 17, 2003            DEFIANTE FARMACEUTICA L.D.A.


                                    By:   /s/ RAFFAELE SANGUIGNI
                                          ----------------------------
                                          Name: Raffaele Sanguigni
                                          Title: Director